

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Barry Henthorn
Chief Executive Officer
Baristas Coffee Company, Inc.
411 Washington Ave. North
Kent, WA 98032

Re: Baristas Coffee Company, Inc.
Registration Statement on Form 10
Amendment No. 1
Filed November 13, 2014
File No. 000-55254

Dear Mr. Henthorn:

We issued comments to you on the above captioned filing on December 1, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Friday, July 24, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor